Amended: April 7, 2017

KIRKLAND LAKE GOLD LTD.

DEFERRED SHARE UNIT PLAN

(Effective January 1, 2017)

ARTICLE ONE

DEFINITIONS AND INTERPRETATION

Section 1.01     Definitions: For purposes of the Deferred Share Unit Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

A.	"Act" means the Business Corporations Act (Ontario) or its successor, as amended from time to time;

B.	“Acknowledgement and Election Form” means a document substantially in the form of Schedule “A”;

C.	“Applicable Period” means a fiscal year of the Company, a Quarter or any such other period selected by the Committee;

D.	"Board" means the board of directors of the Corporation;

E.

"Committee" means the Board or if the Board so determines in accordance with Section 2.03 of the Deferred Share Unit Plan, the committee of the Directors authorized to administer the Deferred Share Unit Plan which includes the compensation committee of the Board;

F.	"Common Shares" means the common shares of the Corporation;

G.	"Corporation" means Kirkland Lake Gold Ltd., a corporation existing under the Act;

H.

"Deferred Share Unit" means a unit credited by way of book-keeping entry in the books of the Corporation and administrated pursuant to the Deferred Share Unit Plan, representing the right to receive a cash payment (subject to Article 6), the value of which is equal to the market value of a share calculated at the date of such payment, in accordance with Section 3.03;

I.	"Deferred Share Unit Plan" means the deferred share unit plan described in Article Three hereof;

J.	"Designated Affiliate" means an affiliate of the Corporation designated by the Committee for purposes of the Deferred Share Unit Plan from time to time;

K.	"Director" means a member of the Board from time to time;

L.

"Director’s Remuneration" means the portion of the annual compensation payable to an Eligible Director by the Corporation in an Applicable Period in respect of the services provided to the Corporation by the Eligible Director as a member of the Board or as a member of the board of directors of a Designated Affiliate in such Applicable Period, but, for greater certainty, excluding amounts received by an Eligible Director as a reimbursement for expenses incurred in attending meetings;

M.	"DSU Grant Letter" has the meaning ascribed thereto in Section 3.04;

N.	"DSU Issue Date" means the date, in any Applicable Period, as determined by the Committee;

O.

"DSU Payment" means either a cash payment by the Corporation to a Participant equal to the Market Value of a Common Share on the Separation Date multiplied by the number of Deferred Share Units held by the Participant on the Separation Date or issuance of one Common Shares (subject to Article 6) for each DSU, in the sole discretion of the Corporation;

P.	“Elective Entitlement” has the meaning ascribed thereto in paragraph 3.02(b);

Q.

"Eligible Director" means a person who is a Director or a member of the board of directors of any Designated Affiliate and who, at the relevant time, is not otherwise an employee of the Corporation or of a Designated Affiliate, and such person shall continue to be an Eligible Director for so long as such person continues to be a member of such boards of directors and is not otherwise an employee of the Corporation or of a Designated Affiliate;

R.	"Entitlement" has the meaning ascribed thereto in Section 3.02;

S.	"Insider” has the meaning ascribed thereto under the TSX Company Manual;

T.

"Market Value" means the volume weighted average trading price of the Common Shares calculated by dividing the total value by the total volume of the Common Shares on the TSX for the five (5) consecutive trading days immediately prior to the date as of which Market Value is determined. If the Common Shares are not trading on the TSX, then the Market Value shall be determined in the same manner based on the trading price on such stock exchange or over-the-counter market on which the Common Shares are listed and posted for trading as may be selected for such purpose by the Committee. In the event that the Common Shares are not listed and posted for trading on any stock exchange or over-the-counter market, the Market Value shall be the fair market value of such Common Shares as determined by the Committee in its sole discretion;

U.	"Participant" for the Deferred Share Unit Plan means each Eligible Director to whom Deferred Share Units are issued;

V.

"Quarter" means: a fiscal quarter of the Corporation, which, until changed by the Corporation, shall be the three-month period ending March 31, June 30, September 30 or December 31 in any calendar year;

W.

“Required Shareholder Approval” means the approval by the shareholders of the Corporation, as may be required by the TSX or any other stock exchange on which the Shares are listed, of this Plan as a plan allowing for the issuance of Common Shares from treasury to satisfy the DSU Payment obligations of the Corporation under any Deferred Share Units;

X.

"Separation Date" means the date that a Participant ceases to be an Eligible Director for any reason whatsoever, including death, of the Eligible Director and is otherwise not an employee of the Corporation on a Designated Affiliate; and

Y.	"TSX" means The Toronto Stock Exchange.

Section 1.02     Securities Definitions: In the Deferred Share Unit Plan, the term "affiliate", shall have the meanings given to such terms in the Securities Act (British Columbia).

Section 1.03     Headings: The headings of all articles, Sections, and paragraphs in the Deferred Share Unit Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Deferred Share Unit Plan.

Section 1.04     Context, Construction: Whenever the singular or masculine are used in the Deferred Share Unit Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

Section 1.05     References to this Deferred Share Unit Plan: The words "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions mean or refer to the Deferred Share Unit Plan as a whole and not to any particular article, Section, paragraph or other part hereof.

Section 1.06     Canadian Funds: Unless otherwise specifically provided, all references to dollar amounts in the Deferred Share Unit Plan are references to lawful money of Canada.

ARTICLE TWO

PURPOSE AND ADMINISTRATION OF THE DEFERRED SHARE PLAN

Section 2.01     Purpose of the Deferred Share Unit Plan: The purpose of the Deferred Share Unit Plan is to strengthen the alignment of interests between the Eligible Directors and the shareholders of the Corporation by linking a portion or all of annual director compensation to the future value of the Common Shares. In addition, the Deferred Share Unit Plan has been adopted for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of directors of the Corporation, it being generally recognized that deferred share unit plans aid in attracting, retaining and encouraging director commitment and performance due to the opportunity offered to them to receive compensation in line with the value of the Common Shares.

Section 2.02     Administration of the Deferred Share Unit Plan: The Deferred Share Unit Plan shall be administered by the Committee and the Committee shall have full discretionary authority to administer the Deferred Share Unit Plan including the authority to interpret and construe any provision of the Deferred Share Unit Plan and to adopt, amend and rescind such rules and regulations for administering the Deferred Share Unit Plan as the Committee may deem necessary in order to comply with the requirements of the Deferred Share Unit Plan. In addition, the Committee may determine, as may be necessary, the Applicable Period when the Deferred Share Unit Plan will commence to apply and the Applicable Period when the Deferred Share Unit Plan will cease to apply to any particular Eligible Director. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Deferred Share Unit Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Deferred Share Unit Plan and of the rules and regulations established for administering the Deferred Share Unit Plan. All costs incurred in connection with the Deferred Share Unit Plan shall be for the account of the Corporation.

Section 2.03     Delegation to Committee: All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Directors comprised of not less than three (3) Directors, including any compensation committee of the Board.

Section 2.04     Record Keeping: The Corporation shall maintain a register in which shall be recorded:

(a)	the name and address of each Participant in the Deferred Share Unit Plan;

(b)	the number of Deferred Share Units granted to each Participant under the Deferred Share Unit Plan; and

(c)	the date and price at which Deferred Share Units were granted.

ARTICLE THREE

DEFERRED SHARE UNIT PLAN

Section 3.01     Deferred Share Unit Plan: A Deferred Share Unit Plan is hereby established for Eligible Directors.

Section 3.02     Participants: The Committee shall grant and issue to each Eligible Director on each DSU Issue Date the aggregate of:

(a)

that number of Deferred Share Units having a value (such value being the “Mandatory Entitlement”) equal to the percentage or portion of the Eligible Director’s Remuneration payable to such Eligible Director for the current Applicable Period as determined by the Board at the time of determination of the Eligible Director’s Remuneration; and

(b)

that number of Deferred Share Units having a value (such value being the “Elective Entitlement”) equal to the percentage or portion of the Eligible Director’s Remuneration which is not payable to such Eligible Director for the current Applicable Period pursuant to paragraph (a) as determined by the Eligible Director.

The aggregate number of Deferred Share Units under (a) and (b) shall be calculated based on the sum of  Eligible Director’s Mandatory Entitlement and Elective Entitlement (collectively, the “Entitlement”) and the number of Deferred Share Units to be granted to an Eligible Director will be determined by dividing the Entitlement by the Market Value on the business day immediately preceding the DSU Issue Date.

An Eligible Director shall have the right to elect in each calendar year the manner in which the Eligible Director wishes to receive the Eligible Director’s Remuneration (i.e. the Elective Entitlement), other than the portion fixed by the Board (the Mandatory Entitlement) in accordance with paragraph (a) (whether in cash, Deferred Share Units or a combination thereof) by completing, signing and delivering to the Corporate Secretary the Acknowledgement and Election Form: (i) in the case of a current Eligible Director, by December 31 of such calendar year with such election to apply in respect of the Director’s Remuneration for the following calendar year; or (ii) in the case of a new Eligible Director, within thirty (30) days after the Eligible Director’s first election or appointment to the Board with such election to apply in respect of the calendar year in which such Eligible Director was elected or appointed to the Board. The Board may, from time to time, set such limits on the manner in which Participants may receive their Director’s Remuneration and every election made by a Participant in his or her Acknowledgement and Election Form shall be subject to such limits once they are set. If the Acknowledgment and Election Form is signed and delivered in accordance with this Section 3.02, the Corporation shall pay and/or issue the Director’s Remuneration for the calendar year in question, as the case may be, to such Participant in accordance with this Section 3.02 and such Director’s Acknowledgment and Election Form. If the Acknowledgment and Election Form is not signed and delivered in accordance with this Section 3.02, the Corporation shall pay the Director’s Remuneration, which is not payable in accordance with paragraph (a), in cash. If a Participant has signed and delivered an Acknowledgment and Election Form in respect of one calendar year in accordance with this Section 3, but has not subsequently signed and delivered a new Acknowledgment and Election Form in respect of a subsequent calendar year, the Corporation shall continue to pay and/or issue the Director’s Remuneration for each subsequent calendar year, if any, in accordance with paragraph (a) and the manner specified in the last Acknowledgment and Election Form that was signed and delivered by the Participant in accordance with this Section 3, until such time as the Participant signs and delivers a new Acknowledgment and Election Form in accordance with this Section.

Section 3.03     Redemption: Each Deferred Share Unit held by a Participant who ceases to be an Eligible Director shall be redeemed by the Corporation on the relevant Separation Date for a DSU Payment (less any applicable taxes and other source deductions required to be withheld by the Corporation) to be made to the Participant (or after the Participant’s death, a dependent, relative or legal representative of the Participant) on such date as the Corporation determines not later than 60 days after the Separation Date, without any further action on the part of the holder of the Deferred Share Unit in accordance with this Article Three.

Section 3.04     Deferred Share Unit Letter: Each grant of Deferred Share Units under the Deferred Share Unit Plan shall be evidenced by a letter agreement of the Corporation (“DSU Grant Letter”). Such Deferred Share Units shall be subject to all applicable terms and conditions of the Deferred Share Unit Plan and may be subject to any other terms and conditions which are not inconsistent with the Deferred Share Unit Plan and which the Committee deems appropriate for inclusion in a DSU Grant Letter. The provisions of the various DSU Grant Letters entered into under the Deferred Share Unit Plan need not be identical, and may vary from Applicable Period to Applicable Period and from Participant to Participant.

Section 3.05     Dividends: In the event that a dividend (other than stock dividend) is declared and paid by the Corporation on Common Shares, a Participant will be credited with additional Deferred Share Units. The number of such additional Deferred Share Units will be calculated by dividing the total amount of the dividends that would have been paid to the Participant if the Deferred Share Units in the Participant's account on the dividend record date had been outstanding Common Shares (and the Participant held no other Common Shares), by the Market Value of a Common Share on the TSX on the date on which the dividends were paid on the Common Shares.

Section 3.06     Term of the Deferred Share Unit Plan: The Deferred Share Unit Plan, as set forth herein, shall be effective as of January 1, 2017 and shall apply as of the first DSU Issue Date following adoption. The Deferred Share Unit Plan shall remain in effect until it is terminated by the Board. Upon termination of the Plan, the Corporation shall redeem all remaining Deferred Share Units under Section 3.03 above, as at the applicable Separation Date for each of the remaining Participants.

ARTICLE FOUR

WITHHOLDING TAXES

Section 4.01     Withholding Taxes: The Corporation or any Designated Affiliate of the Corporation may take such steps as are considered necessary or appropriate for the withholding of any taxes or other amounts which the Corporation or any Designated Affiliate of the Corporation is required by any law or regulation of any governmental authority whatsoever to withhold.

ARTICLE FIVE

GENERAL

Section 5.01     Amendment of Deferred Share Unit Plan: Subject to section 6.03, the Committee may from time to time in the absolute discretion of the Committee amend, modify and change the provisions of the Deferred Share Unit Plan, provided that any amendment, modification or change to the provisions of the Deferred Share Unit Plan which would:

(a)	materially increase the benefits under the Deferred Share Unit Plan;

(b)	materially modify the requirements as to eligibility for participation in the Deferred Share Unit Plan; or

(c)	terminate the Deferred Share Unit Plan,

shall only be effective upon such amendment, modification or change being approved by the Board, and, if required, by the TSX and any other regulatory authorities having jurisdiction over the Corporation. Any amendment of this Deferred Share Unit Plan shall be such that this Deferred Share Unit Plan continuously meets the requirements of paragraph 6801(d) of the Regulations to the Income Tax Act (Canada) or any successor provision thereto.

Section 5.02     Non-Assignable: Except as otherwise may be expressly provided for under this Deferred Share Unit Plan or pursuant to a will or by the laws of descent and distribution, no Deferred Share Unit and no other right or interest of a Participant is assignable or transferable, and any such assignment or transfer in violation of this Deferred Share Unit Plan shall be null and void.

Section 5.03     Rights as a Shareholder and Director: No holder of any Deferred Share Units shall have any rights as a shareholder of the Corporation at any time. Nothing in the Deferred Share Unit Plan shall confer on any Eligible Director the right to continue as a director or officer of the Corporation or as a director or officer of any Designated Affiliate or interfere with right to remove such director or officer.

Section 5.04     No Contract of Employment. Nothing contained in the Deferred Share Unit Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or its affiliates nor interfere or be deemed to interfere in any way with any right of the Corporation or its affiliates to discharge any Participant at any time for any reason whatsoever, with or without cause.

Section 5.05     Adjustment in Number of Payments Subject to the Deferred Share Unit Plan: In the event there is any change in the Common Shares, whether by reason of a stock dividend, stock split, reverse stock split, consolidation, subdivision, reclassification, amalgamation, merger, business combination or arrangement, or otherwise, an appropriate proportionate adjustment shall be made by the Committee with respect to the number of Deferred Share Units then outstanding under the Deferred Share Unit Plan and/or the entitlement thereunder as the Committee, in its sole discretion, may determine to prevent dilution or enlargement of rights.

All such adjustments, as determined by the Committee, shall be conclusive, final and binding for all purposes of the Deferred Share Unit Plan.

Section 5.06     No Representation or Warranty: The Corporation makes no representation or warranty as to the future value of any rights under Deferred Share Units issued in accordance with the provisions of the Deferred Share Unit Plan. No amount will be paid to, or in respect of, an Eligible Director under this Deferred Share Unit Plan or pursuant to any other arrangement, and no additional Deferred Share Units will be granted to such Eligible Director to compensate for a downward fluctuation in the price of the Common Shares, nor will any other form of benefit be conferred upon, or in respect of, an Eligible Director for such purpose.

Section 5.07     Compliance with Applicable Law: If any provision of the Deferred Share Unit Plan or any Deferred Share Unit contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

Section 5.08     Interpretation: This Deferred Share Unit Plan shall be governed by and construed in accordance with the laws of the Province of Ontario.

Section 5.09     Unfunded Benefit: All DSU Payments to be made constitute unfunded obligations of the Corporation payable solely from its general assets and subject to the claims of its creditors. The Corporation has not established any trust or separate fund to provide for the payment of benefits hereunder.

ARTICLE SIX

ADDITIONAL PROVISION FOR
TREASURY BASED SHARE ISSUANCES

Section 6.01     Article 6 shall become effective only upon receipt by the Corporation of the Required Shareholder Approval. Upon Article 6 becoming effective, the Corporation shall have the power, at the Board’s discretion, to satisfy Deferred Share Units by the issuance of Common Shares from treasury on the basis of, subject to adjustment in accordance with Section 5.05, one Common Share for each Deferred Share Unit. If the Required Shareholder Approval is not obtained, no Common Shares shall be issuable from treasury in respect of Deferred Share Units issuable under this Plan.

Section 6.02     The maximum number of Common Shares made available for issuance under this Deferred Share Unit Plan shall be determined by the Board from time to time, but in any case, shall not exceed (a) such number of Common Shares as would, when combined with all other Common Shares subject to grants under deferred share units, restricted share units and performance share units of the Corporation, be equal to 2% of the Common Shares then issued and outstanding, and (b) such number of Common Shares as would, when combined with all other Common Shares subject to grants under all other security based compensation arrangements of the Corporation, be equal to 5.5% of the Common Shares then issued and outstanding, subject to adjustments pursuant to Section 5.05, and provided, for greater clarity that any stock options or other incentive securities of a third party entity assumed by the Corporation as a result of the acquisition of such entity by the Corporation in the future shall not be factored in the calculation of the foregoing limits. The aggregate number of Common Shares issuable to Insiders pursuant to Deferred Share Units granted and all other security based compensation arrangements, at any time, shall not exceed 10% of the total number of Common Shares then outstanding. The aggregate number of Common Shares issued to Insiders pursuant to Deferred Share Units and all other security based compensation arrangements, within a one-year period, shall not exceed 10% of the total number of Common Shares then outstanding. For purposes of this Section 6.02, the number of Common Shares then outstanding shall mean the number of Common Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Deferred Share Units. Under this Plan “security based compensation arrangements” shall have the meaning ascribed thereto in the TSX Company Manual.

Section 6.03      Upon Article 6 being effective, Section 5.01 shall be superseded by this Section 6.03, and the Board may then from time to time in its discretion (without shareholder approval) amend, modify and change the provisions of the Deferred Share Unit Plan, except however that, any amendment, modification or change to the provisions of the Deferred Share Unit Plan which would:

(a)

increase the number of Common Shares or maximum percentage of Common Shares, other than by virtue of Section 5.03 of the Deferred Share Units Plan, which may be issued pursuant to the Deferred Share Unit Plan;

(b)	reduce the range of amendments requiring shareholder approval contemplated in this Section;

(c)	permit Deferred Share Units to be transferred or assigned other than for normal estate settlement purposes;

(d)	change insider participation limits which would result in shareholder approval to be required on a disinterested basis; or

(e)	materially modify the requirements as to eligibility for participation in the Deferred Share Units Plan;

shall only be effective upon such amendment, modification or change being approved by the shareholders of the Corporation. In addition, any such amendment, modification or change of any provision of the Deferred Share Units Plan shall be subject to the approval, if required, by any regulatory authority having jurisdiction over the securities of the Corporation.

SCHEDULE "A"

KIRKLAND LAKE GOLD LTD.

DEFERRED SHARE UNIT PLAN

THIS ACKNOWLEDGEMENT AND ELECTION FORM MUST BE RETURNED TO KIRKLAND LAKE GOLD LTD. (THE “CORPORATION”) (AT THE EMAIL ADDRESS jwagner@klgold.com BY 5:00 P.M. (EASTERN TIME)) BEFORE DECEMBER 31, 20• [OR FOR NEW DIRECTORS: WITHIN 30 DAYS OF ELIGIBILITY TO PARTICIPATE]

ACKNOWLEDGEMENT AND ELECTION FORM

Note:	All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Deferred Share Unit Plan of Kirkland Lake Gold Ltd.

Part A: General

I, __________________________________, acknowledge that:

1.	I have received and reviewed a copy of the Deferred Share Unit Plan (the “Plan”) of the Corporation and agree to be bound by it.

2.

The value of a Deferred Share Unit is based on the trading price of a Common Share and is thus not guaranteed. The eventual value of a Deferred Share Unit on the applicable redemption date may be higher or lower than the value of the Deferred Share Unit at the time it was allocated to my account in the Plan.

3.

I will be liable for income tax when Deferred Share Units vest or are redeemed in accordance with the Plan. Any cash payments made pursuant to the Plan shall be net of applicable withholding taxes (including, without limitation, applicable source deductions). I understand that the Corporation is making no representation to me regarding taxes applicable to me under this Plan and I will confirm the tax treatment with my own tax advisor.

4.

No funds will be set aside to guarantee the redemption of Deferred Share Units or the payment of any other sums due to me under the Plan. Future payments pursuant to the Plan are an unfunded liability recorded on the books of the Corporation. Any rights under the Plan by virtue of a grant of Deferred Share Units shall have no greater priority than the rights of an unsecured creditor.

5.

I acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that I shall, at all times, act in strict compliance with the Plan and all applicable laws, including, without limitation, those governing “insiders” of “reporting issuers” as those terms are construed for the purposes of applicable securities laws, regulations and rules.

6.	I agree to provide the Corporation with all information and undertakings that the Corporation requires in order to administer the Plan and comply with applicable laws.

7.	I understand that:

(a)	All capitalized terms shall have the meanings attributed to them under the Plan;

(b)	All DSU Payments, if any, will be net of any applicable withholding taxes; and

(c)

If I am a Director and I resign or am removed from the Board, unless otherwise determined by the Board, I will forfeit any Deferred Share Units which have not yet vested on such date, as set out in detail in the Plan.

Part B: Director’s Retainer

8.	I am an Eligible Director and I hereby elect irrevocably to have my Elected Entitlement for the 20• calendar year payable as follows:

(a)	____ % in Deferred Share Units; and

(b)	____ % in cash.

The total amount of A and B must equal 100% of your Elected Entitlement. You must elect in increments of [10%] under A and B. The percentage allocated to Deferred Share Units may be limited by the Board of Directors of Kirkland Lake Gold Ltd. at its discretion.

DATED this _____day of ______________________, 20•.

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Participant Signature

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Participant Name (please print)

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Date